EXHIBIT 11

                     PARLEX CORPORATION AND SUBSIDIARIES
                 COMPUTATION OF NET INCOME PER COMMON SHARE

                                                Three Months Ended
                                        ----------------------------------
                                        Sept. 27, 1998      Sept. 28, 1997
                                        --------------      --------------

Net Income Per Share - Basic                   $.04                $.20

Weighted Average Number
of Shares Outstanding                     4,640,795           3,591,353

Net Income Per Share - Diluted                 $.04                $.19

Weighted Average Number
of Shares Outstanding                     4,640,795           3,591,353

Effect of Dilutive Stock Option             148,098             211,394

Adjusted Weighted Average
Number of Shares Outstanding              4,788,893           3,802,747
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